Exhibit 10.2

September 14, 2004

Jennifer Pritchard

President - Arden B. Division

The Wet Seal, Inc.

26972 Burbank

Foothill Ranch, California 92610

Dear Jennifer:

I would like to formalize our discussion of last week with regard to changes in your employment at The Wet Seal, Inc.

Jennifer, we would like you to continue your role as President of Arden B., and the Compensation Committee has agreed to provide the following incentives, which includes a one-time retention payment to you.

Firstly, we would like to increase your base salary by $25,000, to an annual rate of $410,000, effective at the next pay period, which is September 24, 2004. In addition to this we would like to increase your bonus opportunity, which is currently 50% of your salary, to 75% of your salary, and from a current maximum of 1.00% of salary to a new maximum of 150% of salary.

As the Company transitions through a variety of options over the coining months, the Compensation Committee has approved a one-time retention cash payment of $200,000, which is roughly equal to your current annual target bonus. The award will be paid at the next pay period, and would be owed back to the Company in full if you were to leave voluntarily within 12 months. At your discretion you may elect to exchange the cash bonus for an award of 200,000 shares of stock in Wet Seal. The termination date value of the stock would be owed back to the company in full if you leave the Company voluntarily within 18 months of the award.

In addition to this, the Company will grant you 200,000 shares of restricted stock in Wet Seal. The shares would vest 25% on the first anniversary of the grant, and 25% on the second anniversary, and 50% on the third anniversary. The vesting period would be three years. In the event of involuntary termination, vesting will be accelerated on the next tranche of options, e.g., if termination were to occur before the second anniversary of the grant, 25% of the grant would become vested. If involuntary termination occurs in connection with a change in control of either the Company or Arden B., then the full grant will be immediately vested.

With regard to severance protection, in the event of involuntary termination the Company is prepared to:

1.	In the event of involuntary termination (without a change in control), a cash payment equal to 1 1/2 times your base salary plus target bonus, plus accelerated equity vesting as described above.

2.	In the event of involuntary termination in connection with a change in control of either the Company or Arden B. (within three months prior to or 12 months following a change in control), a cash payment of 2 times base salary plus target bonus, plus full vesting acceleration on the equity grant described above.

I believe that the financial consideration that the Board, Compensation Committee, and myself are proposing to you talks to the respect and importance that we place not just on yourself, but on the Arden B. division inside The Wet Seal, Inc.

I would ask that you please return a signed copy to me agreeing to these terms and conditions so that I may pass this on to the Compensation Committee as soon as possible.

Sincerely,

/s/ Peter D. Whitford	Date:	Sept 14/04
Peter D. Whitford
Chairman and Chief Executive Officer

/s/ Jennifer Pritchard	Date:	9.27.04
Jennifer Pritchard
President - Arden B.